Filed by Brooks Automation, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Helix Technology Corporation
Commission File No. 333-127945
This filing relates to the proposed merger transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 11, 2005 and amended on August 29, 2005 (the “Merger Agreement”), by and among Brooks Automation, Inc., a Delaware corporation (“Brooks”), Helix Technology Corporation, a Delaware corporation (“Helix”), and Mt. Hood Corporation, a Delaware corporation and a wholly-owned subsidiary of Brooks. The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Brooks and Helix on July 11, 2005, and is incorporated by reference into this filing.
The following is the text of a press release.

Brooks Automation, Inc.	Tel (978) 262-2400
15 Elizabeth Drive	Fax (978) 262-2500
Chelmsford, MA 01824	www.brooks.com

Contacts:
Mark B. Chung	Beverly L. Couturier
Director of Investor Relations	Director of Investor Relations
Brooks Automation, Inc.	Helix Technology Corporation
Telephone: (978) 262-2459	Telephone: (508) 337-5111
mark.chung@brooks.com	BCouturier@helixtechnology.com
Brooks Automation and Helix Technology Announce Expiration of HSR Waiting Period for Merger
CHELMSFORD, MA, and MANSFIELD, MA, September 7, 2005 — Brooks Automation, Inc (Nasdaq: BRKS) and Helix Technology Corporation (Nasdaq: HELX) today announced the expiration of the waiting period under the Hart-Scott-Rodino (“HSR”) Antitrust Improvements Act of 1976, as amended, applicable to Brooks’ proposed merger with Helix. Termination or expiration of this waiting period is a condition to the proposed merger between the two companies. Completion of the transaction is subject to stockholder approval of each company and other customary closing conditions, and is expected to occur in the fourth calendar quarter of 2005.
About Brooks Automation, Inc.
Brooks is a leading worldwide provider of automation solutions to the global semiconductor and related industries. The company’s factory and tool automation hardware, software and professional services can manage every wafer, reticle and data movement in the fab, helping customers improve throughput and yield while reducing both cost and time to market. Brooks products and services are used in virtually every fab in the world as well as by many customers in industries outside of semiconductor manufacturing. For more information, visit http://www.brooks.com.
Creating Manufacturing Efficiency. Accelerating Your Profit.

Press Release
About Helix Technology Corporation
Helix Technology Corporation (Nasdaq: HELX) is a global leader in the development and application of innovative solutions in the field of vacuum technology. Helix product offerings provide a broad range of components and subsystems that are key to the manufacture of semiconductors, flat panel displays and data storage devices. In addition, Helix’s highly regarded Global Support activity provides critical ongoing operational support services to semiconductor device producers throughout the world. For more information, visit www.helixtechnology.com .
Important Additional Information to be Filed with the SEC
In connection with the proposed transaction, Brooks has filed a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission (“SEC”). Security holders of each company and other investors are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Joint Proxy Statement/Prospectus that is part of the Registration Statement because they will contain important information about Brooks, Helix, the proposed transaction and related matters. The final Joint Proxy Statement/Prospectus will be mailed to stockholders of Brooks and Helix. Security holders and investors of Brooks and Helix will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings with the SEC that are incorporated by reference into such documents, containing information about Brooks and Helix, without charge, at the SEC’s Internet site (http://www.sec.gov). These documents can also be obtained, without charge, by directing a request to Brooks Automation, 15 Elizabeth Drive, Chelmsford, MA 01824, Attention: Investor Relations Dept., telephone: 978-262-2602, or at mark.chung@brooks.com; or to Helix Technology Corporation, Nine Hampshire Street, Mansfield, MA 02048, Attention: Investor Relations Dept., telephone: (508) 337-5111, or at investors@helixtechnology.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Brooks or Helix on their respective Web sites at www.brooks.com or www.helixtechnology.com.
Participants in Solicitation
Brooks, Helix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Brooks and Helix stockholders in respect of the proposed transaction. Information regarding Brooks’ participants is available in Brooks’ Annual Report on Form 10-K for the year ended September 30, 2004, and the proxy statement, dated January 10, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding Helix’s participants is available in Helix’s Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated May 2, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.
Cautionary Statement Concerning Forward-Looking Statements. Statements in this press release regarding the proposed transaction, and the expected timetable for completing the transaction, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements concerning the benefits of the

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Press Release
proposed transaction, the combined company’s status as a premier provider of integrated subsystems solutions primarily for the semiconductor capital equipment market; trends in the semiconductor manufacturing industry, including the trend among semiconductor capital equipment manufacturers to outsource production of certain of their systems and growth trends within the market segments in which the combined company will compete; the strength, profitability and capabilities of the combined company; the ability of the combined company to achieve efficiencies, profitability and growth; the capabilities and market acceptance of the combined company’s products going forward; the impact of the acquisition and merger in mitigating the volatility of financial performance; and the importance of size and scale as a factor in competing in the market segments in which the combined company will operate. Such statements are based upon the current beliefs and expectations of Brooks’ and Helix’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the failure of Brooks and Helix stockholders to approve the transaction; the ability of Brooks to successfully integrate Helix’s operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Brooks’ and Helix’s filings with the SEC, including Brooks’ Annual Report on Form 10-K for the year ended September 30, 2004, and Helix’s Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Brooks and Helix disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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